

Swannies

A modern lifestyle brand for an emerging group of young golfers. <u>Edit Profile</u>

$500	**$2,500,000**	**Crowd Note**
Minimum	Valuation cap	Security Type

Swannies is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 5.00% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile and accompanying offering materials may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the <u>risks and disclosures</u> in the offering's profile. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both <u>here</u> and <u>below</u>.

Trailing Four Month Golf Course Account Growth

406%

Casual Golfers In The US Aged 18-34

7 million

> 69 golf course accounts selling Swannies products

> Advisors include Rick Nordvold (Ex-CFO, Golf Galaxy), Will Holdsworth (Ex-President, Muscle Milk), Joni Leimala (Ex-Chief Strategy Officer, GroupM)

> Provisional patent on the first traction point golf sandal and a trademark on the Swannies logomark

> Golf apparel industry is expected to grow 4.33% annually, with an increase in millennial golfers

> Round Size: US $500,000

> Raise Description: Seed

> Minimum Investment: US $500 per investor

> Security Type: Crowd Note

> Valuation Cap: US $2,500,000

> Target Minimum Raise Amount: US $100,000

> Offering Type: Side by Side Offering



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A fresh alternative for the young golfers who aren't attracted to traditional, expensive brands.

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At Swannies, we're creating modern golf essentials to replace the stuffy, elitist perceptions of the game's past. Our goal is to change the image of golf by building not just an apparel company but a lifestyle brand - a brand that understands and resonates with young golfers both on and off the course.

The Problem

As many courses struggle with an aging group of regulars, golf is adapting to attract a younger clientele with the advent of Top Golf, the Golf Skate Caddy, and other fun ways to enjoy the game. The golf apparel industry, however, has been slow to catch on.* While millennials are playing more rounds of golf than any time in the last 20 years, many are put off by the high price tag and stale designs of existing golf brands.* There are 15.5 million casual golfers in the US, many of whom shy away from buying golf shoes and apparel because of their limited use and high price tag.*

The Solution

Swannies is a lifestyle apparel brand for the young, casual golfer, providing a fresh alternative to traditional brands. We utilize our lifestyle branding, modern designs and affordable prices to appeal to this group in a way that sets us apart from other companies. We strive to make the game more inviting and to be the go-to brand for the 12+ million millennials who are interested in golf but don't have a company, in our opinion, that understands their needs.

*Disclaimer: These statements are based on management's personal observations, conversations, and experiences.

Pitch Deck



Highlights

Pitch Deck

Team Story

Term Sheet

Prior Rounds

Market Landscape

Data Room

✉ SeedInvest

Overview

Product & Service

Q&A with Founder

Investor Perks

Financial Discussion

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Product & Service

Swannies creates lifestyle products, including the first of its kind soft spike golf sandal, for young and casual golfers at an affordable price. The Swannies brand and team -- being young, casual golfers ourselves -- appeals to this group from three key angles:

- **Price** - affordably-priced apparel throughout retail and wholesale channels. Our products are on average 40% cheaper than most of our major competitors'.

- **Style & Selection** - modern lifestyle designs and clothing catered to wearing both on and off the course

- **Branding** - targeting younger, casual golfers that we believe are currently being unrepresented by any one specific brand

According to our knowledge, traditional brands, such as Nike, Under Armour, and FootJoy cater towards middle-aged golfers at a high price point with stodgy designs. We do not believe they can effectively attract younger millennials without redefining their brand image and jeopardizing their existing customer base.

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Highlights

Pitch Deck

Team Story

Term Sheet

Prior Rounds

Market Landscape

Data Room

SeedInvest

Overview

Product & Service

Q&A with Founder

Investor Perks

Financial Discussion

Swannies.

Media Mentions

LOS ANGELES BUSINESS JOURNAL

Team Story

Swannies began – as all good things do – on a frigid spring round in northern Minnesota. By most sane people's standards, it was too cold to be out on the links, much less in sandals.

As Matt trotted up to the first tee in his traditional outfit of a bulky sweater, jeans and sandals, Sam inquired, "How come you don't wear golf clothes anymore? You'd probably outdrive me one of these days if you wore a shred of normal golf gear…" Matt responded, "I don't need golf gear to shoot lower than you, Swanny. Plus, I can't find anything that fits my style and doesn't break the bank these days." Matt didn't think anything of it until they walked off the 18th hole and Sam offered, "Let's just create it then".

Little did Sam know what he had started with that comment. The idea for the Swannies brand was born. The two quickly added a third team member, Adam, to help create their first product - the world's first traction point golf sandal for wear on and off the course. Lifestyle golf apparel came soon after, and in the following months the team grew to six members to keep up with manufacturing, sales, order fulfillment, and design.

The team is a highly motivated group sharing a passion for golf, having grown up around the game as players, caddies, junior golf instructors, pro shop employees, and fans. Our innate passion and enthusiasm for the game resonates throughout the Swannies brand and products. We continue to be maniacally focused on making golf more inviting by focusing on genuine experiences that value life on and off the course.

Meet the Founders

Matt Stang
CO-FOUNDER, CEO

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Matt has spent a significant amount of his time leading initial sales efforts at Swannies, building the number of golf course accounts to today's 69. With a background as a management consultant at PwC, he has the drive and knowhow to effectively manage all areas of the business. Matt holds a B.S. in Entrepreneurship and Finance from the University of Minnesota, where he attended on a full-ride scholarship as an Evans Scholar (recognizing the most dedicated caddies across the country). With his competitive golf days behind him, he often shows up to the course with a look that takes casual golf to a new level.



Adam Iversen
CO-FOUNDER, OPERATIONS AND STRATEGY

Adam drives efficiency at Swannies by implementing systems and processes in all areas of business. He brings over two years of past start-up experience and is tenacious in using best practices -- be it tools, methodology, or crazy theories -- to drive growth. An engineer by training, Adam brings a grounded analytical approach to decision making. Adam grew up at his local $5 par 30 course across the street from Hazeltine National, host of the 2016 Ryder Cup, where he caddied for seven seasons.

Sam Swanson
CO-FOUNDER, DESIGN

SS

Highlights	Overview
Pitch Deck	Product & Service
Team Story	Q&A with Founder
Term Sheet	Investor Perks
Prior Rounds	Financial Discussion
Market Landscape	

Sam "Swanny" Swanson, whose nickname inspired our brand, assures that the company stays ahead of the game. He manages the sourcing and selection of current and future products, while heading design from idea to product on the shelf. Swanny intimately follows the game and will be one of the first to know if there's a new product on the market or an up and coming player worth tracking. After moving to the suburbs with his wife and a fresh mortgage, Swanny is affectionately referred to as the old man of the group.

Data Room

✉ SeedInvest

Key Team Members











RS

Ryan Stewart
EMPLOYEE

LL

Lindsey Lanigan
EMPLOYEE

Notable Advisors & Investors

BB

Benjamin Berger

PS

Paul Stang









MK

Mary Kittleson

RN

Rick Nordvold

TN

Toby Nord

Highlights

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Market Landscape

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Overview

Product & Service

Q&A with Founder

Investor Perks

Financial Discussion

JL

Joni Leimala







LS

Leo Sharkey

TJ

Tom Johnson

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Pitch Deck
Team Story
Term Sheet
Prior Rounds
Market Landscape
Data Room
SeedInvest

Overview
Product & Service
Q&A with Founder
Investor Perks
Financial Discussion

Q&A with the Founder

Q: What happened with Revenue in March and April of 2016?

Swannies: We sold into 15 golf courses in 2015. The goods were shipped in 2016. We also ran a pilot test of initial golf courses.

Q: What happened in July and August 2016 in terms of revenue? Your travel expenses also increased substantially.

Swannies: We ran the initial golf course pilot test through the middle of the summer. We're based in Minneapolis, so those initial golf courses we sold into were in Minnesota and Wisconsin; The golf season ended in September/October. We wanted to see how the pilot would run through the midpoint of the summer as a learning point before going out to other parts of the country to sell into more golf course accounts. There is no golf course revenue in July/August of 2016 – but that is also when we began sales trips into Texas, Florida and California – so travel expenses ramped up as a result of that. September and October Sales went up as a result of signing golf courses due to those traveling expenses.

Q: How do your gross margins shape up by product?

Swannies: Retail gross margins average around 65%, and Wholesale gross margins average around 45% - so on average gross margins are around 50%.

Q: What are your sales channels right now?

Swannies: D2C and we're just getting set up with Amazon right now. We're just ramping up the Amazon Sales Channel.

Q: How many courses are you in? Which States are you in right now?

Swannies: We sold into 15 golf courses as a pilot in 2015. We already have orders for right around 69 for 2016, and we expect 200 in 2017. We're going to bring on a couple of new sales reps to get out to more areas. In terms of States, we are currently in Minnesota and Wisconsin. We also have purchase orders from Iowa, California, Texas, Florida, Colorado and Washington for next year.

Q: Why are you not concentrating on the Southern Golf Courses?

Swannies: Partly because we're all based in Minneapolis and because we have the highest brand recognition in the Midwest right now. But more importantly, it's a function of capacity. Right now we have 1.5 sales guys, so it's hard to get those courses. Starting this January our goal is to hit those southern golf courses through 2017.

Q: How is SG&A computed?

Swannies: FTE's are full time equivalents. In 2017, it's 3 people at $25k.

Q: How much cash do you have? And what is your monthly burn?

Swannies: We have about $10k in cash on hand. And we have a $15k loan that started in November 2016. Monthly burn is $5k.

Show fewer answers from the founder

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Side by Side Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

TERMS & DESCRIPTION	REGULATION D - RULE 506(C)	REGULATION CF
Investor Types	Accredited Only	Accredited and Non-accredited
Round description	Seed	Seed
Round size	US $500,000	US $500,000
Offering cap	N/A	US $500,000
Minimum investment	$20,000	US $500
Target minimum	US $100,000	US $100,000

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Security type	Crowd Note	Crowd Note
Conversion discount	20.0%	20.0%
Valuation cap	US $2,500,000	US $2,500,000
Interest rate	5.0%	5.0%

Use of Proceeds

If Minimum Amount Is Raised

Offering Expenses
Salaries & Compensation
Golf Course Sales & Inv...

Highlights
Pitch Deck
Team Story
Term Sheet
Prior Rounds
Market Landscape
Data Room
SeedInvest
Overview
Product & Service
Q&A with Founder
Investor Perks
Financial Discussion

If Maximum Amount Is Raised

Brand Awareness Grow...
Offering Expenses
Salaries & Compensation
Golf Course Sales & Inv...
SKU Expansion & Other...

Investor Perks

- Invest $2,000 - Experience a personal golf wardrobe makeover, courtesy of Swannies ($250 value in apparel)
- Invest $10,000 - Join the Swannies Team on an all expenses paid RV trip to the 2018 Waste Management Phoenix Open in Arizona
- Invest $25,000 - Receive a new product from each quarterly collection release FOR LIFE
- Invest $75,000+ - Travel to Whistling Straits for an all expenses paid golf trip package for two with the Swannies founders

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Swannies's prior rounds by year.

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Pre-Seed

Round Size		US $27,500	
Close Date		Jan 1, 2015	
Security Type		Common Equity	
Pre-money Valuation		US $500,000	

Highlights	Overview
Pitch Deck	Product & Service
Team Story	Q&A with Founder
Press	Investor Perks
Prior Rounds	Financial Discussion
Market Landscape	
Data Room	
SeedInvest	

Financial Discussion

Financial Statements

Our financial statements can be found in the data room below.

Financial Condition

We began operations in October 2014. During the periods ended December 31, 2015 and 2014, the Company only transacted business with individuals through various venues and therefore did not have any significant concentrations of revenue.

Based on our cash flow projection, we do not foresee a future need for financing. We anticipate that this round together with the proceeds from our concurrent 506(c) offering should get us through 2017 and profits will fund us after such time based on our projections. If working capital money is needed to fund inventory, we will likely go the route of a working capital loan. We do not have a bank line of credit currently, but will apply for a working capital loan if needed.

Results of Operations

We sustained net losses of $38,794 and $866 for the periods ended December 31, 2015 and 2014, respectively, resulting in accumulated deficits of $39,660 and $866 as of December 31, 2015 and 2014, respectively. As of December 31, 2015, we had recorded a customer deposit liability of $12,000 due to the fact that we had received cash from our Kickstarter campaign but had not yet shipped product. As of June 10, 2016, we delivered to all Kickstarter purchasers and we recorded the funds received as revenue.

We have seen golf course account growth over the past four months going from 15 to 55 courses. We hope this growth will continue as we travel to new urban areas across the country. We have also seen an increase in online revenue month over month that should continue as the brand becomes more recognized nationally.

For the period January 1, 2016 through November 1, 2016, our gross revenue was approximately $70,125 and our gross profit was approximately $33,525. After subtracting expenses, our earnings before interest, tax, depreciation and amortization was approximately $12,601.

Gross margins are currently about 45% based on a high volume of wholesale accounts where margins are about 40% and a lower volume of e-commerce transactions where margins are about 60%. We anticipate gross margins improving to 50-55% in 2017 and up to 55-60% in 2018, based on an increase in retail sales where margins are better, as well as lowered inventory costs as we use economies of scale to buy in bulk and bring custom embroidery in-house which has been 5-10% of current margins.

Liquidity and Capital Resources; Future Trends

As of December 31, 2015, we had $1,989 in cash and equivalents and $10,640 in inventory. As of November 1, 2016 we had approximately $14,000 in cash, $12,000 in accounts receivable, and $14,000 in sandal and apparel inventory.

Our monthly burn rate is currently $2,500 mainly consisting of $2,000 in loan payments per month. The other money comes from operating expenses (gmail, website, etc.) and paying part-time employees for fulfilment and design work. $1,350 of that burn rate will end in October 2015 once one loan is paid off. However, we anticipate that the burn rate will increase roughly $6,000 per month due to salaries for Adam Iversen, Matthew Stang, and sales persons.

We may rent office space, if it makes sense, for approximately $500 - $1,000 a month, but believe that there should be no material change in overhead costs. Most work is done remotely on the road, so the company is of the opinion that office space probably still doesn't make sense in 2017. The only capital expenditure we are planning to make is roughly $3,000 worth of machinery to do in-house custom designs and embroidery for wholesale accounts instead of having that done by another company.

Indebtedness

In January 2016, we borrowed $4,998 and $30,023 at an interest rate of 7.75% from WomenVenture, a micro lender in Minneapolis, Minnesota. We are currently paying monthly instalments of $100.71 and $604.96 respectively on these loans. The principal balances and all accrued but unpaid interest thereon are due and payable in full on April 20, 2021. The promissory notes are subject to the terms and conditions of a credit agreement, which contains positive and negative covenants. We also executed a Collateral Verification stating that the collateral listed in the loan application as collateral for the loans had an estimated value of $32,000. The proceeds of these loans were used for start-up capital required to buy the production molds to make our sandals and the first batch of 1,000 sandals. Proceeds were also used for development of the apparel side of the brand.

In September 2016, we borrowed $15,310 at an interest rate of 7.75% from WomenVenture. We are currently paying monthly instalments of $1,336 on this loan. The principal balances and all accrued but unpaid interest thereon are due and payable in full on October 20, 2017. The loan is subject to late charges of $25 per month for any payment not received within ten business days of the due date. The promissory notes are subject to the terms and conditions of a credit agreement, which contains positive and negative covenants. We also executed a Collateral Verification stating that the collateral listed in the loan application as collateral for the loans had an estimated value of $32,000. The proceeds of this loan are currently being used to fund inventory required to fulfill purchase orders from golf course accounts for 2017.



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Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- On November 18, 2016, we granted 757,500 Class C Founder Units to Matthew Stang in reliance on Section 4(a)(2) of the Securities Act, for consideration of $21,167 and the performance of long-term company objectives.
- On November 18, 2016, we granted 330,300 Class C Founder Units to Samuel Swanson in reliance on Section 4(a)(2) of the Securities Act, for consideration of $3,400 and the performance of long-term company objectives.
- On November 18, 2016, we granted 370,300 Class C Founder Units to Adam Iversen in reliance on Section 4(a)(2) of the Securities Act, for the performance of long-term company objectives.
- On November 18, 2016, we granted 182,500 Class D Performance Units to Joe Hau in reliance on Section 4(a)(2) of the Securities Act, for consideration of $4,450 and the performance of long-term company objectives.
- On November 18, 2016, we granted 192,500 Class D Performance Units to Mike Hau in reliance on Section 4(a)(2) of the Securities Act, for consideration of $2,853 and the performance of long-term company objectives.
- In 2015, we sold 40,000 Class B Preferred Units to Paul Stang and Sue Stang in reliance on Section 4(a)(2) of the Securities Act, for consideration of $10,000.
- In 2015, we sold 30,000 Class B Preferred Units to Doc Stang and Gen Stang in reliance on Section 4(a)(2) of the Securities Act, for consideration of $7,500.
- In 2015, we sold 20,000 Class B Preferred Units to Ben Berger in reliance on Section 4(a)(2) of the Securities Act, for consideration of $5,000.
- In 2015, we sold 12,000 Class B Preferred Units to Mary Kittelson in reliance on Section 4(a)(2) of the Securities Act, for consideration of $3,000.
- In 2015, we sold 8,000 Class B Preferred Units to Phyllis Dandelet in reliance on Section 4(a)(2) of the Securities Act, for consideration of $2,000.
- In 2015, we issued 20,000 Class B Preferred Units to Kevin Unterreiner in reliance on Section 4(a)(2) of the Securities Act, in exchange for services.
- In 2015, we issued 37,500 Class B Preferred Units to Joni Leimala in reliance on Section 4(a)(2) of the Securities Act, in exchange for advisor services.

We used these proceeds from each of these offerings for general business purposes.

Valuation

We have not undertaken a valuation of the company.

Market Landscape

Swannies has begun to establish itself as the millennial golf brand - something that we believe our competitors and the golf industry as a whole have had trouble doing.

Market Trends and Growth Drivers

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The following trends support growth in our targeted golf market:

Golf apparel spending growth: The golf apparel industry is expected to grow by 4.33% CAGR to $1.7 billion by 2019 in the US alone.

Increasing millennial participation: There are nearly 7 million golfers in the US aged 18-34, playing over 100 million rounds annually, more than any time in the past 20 years. As new golf formats become more inviting to young, casual golfers, the game is expecting growth from the additional 12 million millennials that express interest in golf yet do not consider themselves golfers.

Global expansion of the game: Globally, an estimated 80 million golfers play on close to 40,000 courses. There are 100 countries with active golf course projects, with 30% of the growth occurring in Asia.

Competitive Landscape

Golf apparel is dominated by about a dozen major players, including the likes of Nike, Under Armour, FootJoy, Adidas, and Travis Matthew. These companies are great at marketing to older golfers and generally cater to a demographic that is not price sensitive (e.g. $75/polo).*

Our target customer group is not and cannot be effectively reached by established brands who aren't willing to abandon their existing customer base to attract millennial golfers. We will utilize our lifestyle branding, modern designs, and affordable prices to uniquely target this highly valuable group.

*Disclaimer: These statements are based on management opinion, observations, and experiences.

Risks and Disclosures

We are selling convertible notes that will convert into shares or result in payment in limited circumstances, and in certain circumstances only at the option of the company. These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (and only a financing using preferred shares will count for this purpose), the conversion price will be set for conversion into non-voting shares of a to-be-determined class of preferred stock. Investors in the Regulation CF offering will be considered non-major investors under the terms of the notes offered. Only major investors will have their notes converted at this time, notes held by non-major investors will only convert at the sole discretion of the company or in the event of subsequent corporate transaction. Further, the notes convert at a discount of 20%, or based on a valuation cap meaning investors would be rewarded for taking on early risk compared to later investors. But you won't know how much your investment is worth until that happens. The outside investors at the time conversion, if any, might value the company at an amount well below $2.5 million valuation cap, so you should not view the $2.5 million as being an indication of the company's value. Further the interest on the notes is accrued interest, therefore you will not be paid interest payments on these notes. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

It is unclear how the Crowd Notes would be interpreted by a court if we were forced into litigation. We are using Crowd Notes in this offering. Crowd Notes are designed to offer equity in the company at a future date when specified conditions occur. However, it is unclear how a court in Minnesota would interpret the provisions of the Crowd Note in relation to our organization as a limited liability company. Should we be forced to litigate the terms of the Crowd Note, it is possible that a court would not interpret the note as we do, thereby impacting the terms of the investment and possibly providing greater rights to some investors and lesser rights to others.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether the Crowd Note can be considered a debt of the company, or the issuance of equity. Investors should consult their tax advisers.

We have elected to be taxed as a partnership. We are organized as a limited liability company and have elected to be taxed as a partnership rather than a corporation. This means that the tax liabilities of the company pass through to the members rather than being taxed at the entity level. In the case that Crowd Notes were determined by a court to be equity of companies whose investors are treated as members you may also incur tax liabilities that are passed through to members.

We will eventually be required to reorganize the company as a corporation to convert the notes in this offering. We are currently organized as a Swannies Footwear LLC in Minnesota. Minnesota is our home jurisdiction. However, the Crowd Notes in this offering work best for Delaware corporations, and we may decide to reorganize as a Delaware corporation prior to the conversion of the notes, whether it is due to a subsequent equity financing, acquisition of the company, or maturity of the Crowd Notes.

You may have limited rights. The company has not yet authorized Preferred Stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a non-major investor under the terms of the notes offered, and therefore you will receive shares of a Shadow Series with certain limited rights. Shadow Series shareholders may receive a different liquidation preference, may not have voting rights, and will receive quarterly business updates by the company but may be limited in other information and inspection rights.

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